NEWS RELEASE

Shaw Communications closes ENMAX Envision transaction

CALGARY, AB (April 30, 2013) – Shaw Communications Inc. today announced the completion of its acquisition of ENMAX Envision Inc. from ENMAX Corporation for approximately $225 million. This transaction, which was announced April 8, 2013, expands Shaw’s Business initiatives in Calgary and the surrounding area.

“The combination of ENMAX Envision and Shaw Business will create a strong value proposition for Calgary’s business community,” said Brad Shaw, Chief Executive Officer of Shaw.

“The addition of the Envision team and their expertise significantly enhances the profile of Shaw Business in the competitive Calgary business marketplace and demonstrates our resolve and commitment to invest and grow our business services,” Mr. Shaw said.

For more information about the services Shaw Business offers, please visit www.shaw.ca/sbs.

About Shaw Communications Inc.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.3 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For media inquiries, please contact:
Chethan Lakshman
Vice-President, Public Relations and Corporate Communications
Shaw Communications Inc.
403-930-8448
chethan.lakshman@sjrb.ca